Exhibit 2.6

GIDE LOYRETTE NOUEL A.A.R.P.I.

Confidential

SHARE PURCHASE AGREEMENT

DATED 15 APRIL 2016

between

LAUREATE I BV

AS SELLER

and

INSIGNIS

AS PURCHASER

THIS AGREEMENT IS ENTERED BETWEEN:

Laureate I BV, a Dutch private company with limited liability (besloten vennootschap), whose registered office is located at Barbara Strozzilan 201, 1083 HN Amsterdam, registered with the Trade and Companies Registry of Amsterdam under the number 30124190, represented by Robert W. Zentz, duly authorized for the purpose of this Agreement, hereafter referred to as the “Seller”,

AND

Insignis, a French simplified joint stock company (société par actions simplifiée), with a share capital of €75,582,472, whose registered office is located at 14, rue de Prony, 75017 Paris, registered with the Trade and Companies Registry of Paris under the number 797 668 217, represented by Bertrand Pivin, duly authorized for the purpose of this Agreement, hereafter referred to as the “Purchaser”.

The Purchaser and the Seller are each referred to hereinafter as a “Party” and collectively referred to as the “Parties”.

WHEREAS:

(A)                                        LIUF is a French “société par actions simplifiée” with a share capital of € 65,425,693, whose registered office is located at 37 quai de Grenelle 75015 Paris, registered with the Trade and Companies Registry of Paris under the number 478 825 243 (the “Company”).

(B)                                        The Seller owns on the date hereof 65,425,693 ordinary shares, each with a nominal value of EUR 1, of the Company representing 100 % of the share capital and voting rights of the Company (the “Shares”).

(C)                                        The Company controls a group comprising various private higher education institutions in France which can be described as follows and are hereafter referred to collectively as the “Schools”:

•                  EBS or the European Business School, composed of an “Association Loi 1901” (non-profit organisation) denominated Ecole Européenne de Gestion - European Business School (“EBS”) and one commercial entity called Groupe Européen de Formation (“GEF”);

•                  Centre d’Etudes Politiques et de la Communication (“CEPC”), which is an “Association Loi 1901”;

•                  ECE or Ecole Centrale d’Electronique: composed of one “Association Loi 1901”, Association pour la Gestion de l’Ecole Centrale d’Electronique (“AGECE”), and two commercial entities, Ecole Centrale des Techniques de l’Environnement Industriel (“ECTEI”) and Prepatech SARL;

•                  ESCE or Ecole Supérieure de Commerce Extérieur: composed of two commercial entities, Ecole Supérieure du Commerce Extérieur SAS (“ESCE”) and Centre International d’Etudes sur le Commerce Extérieur SAS (“CIECE”); and

•                  IFG or the Institut Français de Gestion: composed of one commercial entity, Institut Français de Gestion SAS (“IFG”).

In addition, LIUF holds 100% of the share capital and voting rights of LIUF Immobilier which provides real estate and related services to the other Target Entities (as defined below).

The three Associations Loi 1901 EBS, CEPC and AGECE (hereafter referred to as the “Associations”) are indirectly controlled by the Seller through the control via certain of its Subsidiaries (as defined below) of the majority of the voting rights in general meetings of members and in board of directors of the Associations.

LIUF Immobilier and the other commercial companies described above are hereafter referred to as the “Subsidiaries”, and together with LIUF, the “Target Companies”.

The Target Companies and the Associations are hereafter referred collectively as the “Target Entities”.

Schedule A provides the corporate details on each of the Target Entities.

(D)                                        The Purchaser has expressed an interest in acquiring the Shares and has been selected after a competitive open bid process. The Purchaser has received an information memorandum prepared by Rothschild dated as at January 2016 as well the Seller’s Reports (as defined hereafter) and has performed financial, accounting, tax, legal and technical due diligences on the Company, the Target Entities and their activities, including a review of the Data Room and of the Seller’s Reports, and has attended various management presentations and site visits.

(E)                                         The Purchaser wishes to acquire the Shares and the Seller wishes to sell the Shares in each case in accordance with the terms and subject to the conditions of this Agreement.

IT IS HEREBY AGREED AS FOLLOWS:

1.                                               DEFINITIONS AND INTERPRETATION

1.1                                        Definitions

In this Agreement, the following words shall have the following meaning:

“Accounting Principles” means the French GAAP applied to prepare the combined balance sheet and the US GAAP applied to prepare the combined profit and loss statements referred to in the definition of the Accounts;

“Accounts” means the non-audited combined profit and loss statements under US GAAP and the non-audited combined balance sheets under French GAAP of the Target Entities, as presented in the financial vendor due diligence report provided by PricewaterhouseCoopers France dated 22 February 2016 as at the Accounts Date reflecting the situation of the Target Entities as at such date;

“Accounts Date” means 31 December 2015;

“Affiliate” means, in relation to any person other than an individual, any other person which, directly or indirectly, Controls, is Controlled by, or is under common Control with, such first person;

“Agreement” means this share purchase agreement (including its preamble and the Schedules);

“Antitrust Authority” means the French Competition authority (Autorité de la concurrence);

“Antitrust Clearance” means that the Transaction has been authorized or is deemed to have been authorized by the Antitrust Authority;

“Antitrust Filings” has the meaning given to it in Article 6.1.2;

“Associations” means the three associations governed by French Law of July 1st 1901 which are AGECE, CEPC and EBS;

“Business Day” means any day other than a Saturday, a Sunday or a legal holiday in France (within the meaning of article L. 3133-1 of the French Labor Code (Code du travail));

“Claim Notice” has the meaning given to it in Article 10.10.1;

“Company” has the meaning given to it in the preamble to this Agreement;

“Completion” means the transfer to the Purchaser by the Seller of the ownership of the Shares pursuant to the terms of this Agreement;

“Completion Date” has the meaning given to it in Article 7.1.1;

“Confidentiality Agreement” means the confidentiality and non-disclosure agreement entered into between Apax Partners MidMarket SAS and Laureate Education, Inc. in relation to the Transaction on 4 January 2016;

“Confirmatory Transfer Agreement” means the confirmatory transfer agreement (acte réitératif) in the form provided in Schedule B to be executed by the Seller and the Purchaser on the Completion Date for French tax registration purposes only;

“Control” has the meaning set forth in article L. 233-3 I and II of the French Commercial Code (Code de commerce);

“Damages” means any actual and direct damages qualifying as a “préjudice direct et certain” under French civil law, excluding any loss of opportunity (perte d’une chance) or moral damages (prejudice moral) and excluding any damages or losses which are contingent (incertains), indirect, consequential or unforeseeable (imprévisible);

“Data Room” means the electronic data room to which the Purchaser and/or its advisors, as the case may be, have had access until 31 March 2016, it being provided that documents numbered 1.11.5.1 “Letter 29-2-2016 by lawyer of O Launay to EBS” and numbered 1.11.5.2 “Letter 31-3-2016 by EBS to lawyer of O Launay” shall be deemed included in the Data Room;

“Due Diligence Information” means the documents and information relating to the Target Entities and the conduct of their business disclosed to the Purchaser and/or its advisors prior to the date hereof in connection with the Transaction, consisting in particular of the Seller’s Reports, the documents made available in the Data Room, the information disclosed through the “Question and Answers” process of the electronic data room and the information provided in writing during or in relation with any presentation made by the management of the Target Entities, a copy of which is included in two sets of non-rewritable CDs on which the Parties have signed for identification purposes on the date hereof;

“Employee” means any salaried employee, corporate officer (mandataire social) or officer (mandataire) of any Target Entity;

“Encumbrance” means, with respect to any given asset, right or security, any security interest (sûreté) that encumbers or is restricting in any manner the ownership or the transferability of such asset, right or security, including any mortgage (hypothèque), pledge (gage or nantissement), or preferential right (privilège);

“Equity Security” means, with respect to any given person other than an individual, any security or other interest giving, immediately or in the future, (i) a right in the share capital, voting rights, profits, liquidation surplus or shareholder’s equity of such person or (ii) a right to subscribe for, convert, exchange or otherwise acquire any security or other interest giving, immediately or in the future, a right in the share capital, voting rights, profits, liquidation surplus or shareholder’s equity of such person;

“Fairly Disclosed” means facts, matters or other information fairly disclosed in the Due Diligence Information in such a manner and with such detail so as to enable a reasonable and advised purchaser with the knowledge of the Purchaser as advised by its advisors to reasonably understand the nature and scope of the fact, matter or information disclosed and to make a reasonable informed assessment of the nature and scope of the consequences of such fact, matter or information disclosed;

“French Tax Group” has the meaning given to it in Article 8.15.4;

“Governmental Authority” means any public international, European, multinational or transnational organization, government of any nation, state, department, municipality, locality or other political or administrative subdivision thereof and any other person, body or authority exercising, as the case may be by way of delegation, executive, legislative, judicial, regulatory or administrative functions;

“Governmental Authorization” means any permit, license, consent, authorization, exemption, registration or other similar approval issued or granted by a Governmental Authority (whether given by express action or deemed given);

“Intra-Group Debt Repayment Amount” has the meaning given to it in Article 6.3;

“Intra-Group Debt Statement” has the meaning given to it in Article 6.3;

“Intra-Group Loan Agreements” means the agreements entered into between the Seller or any of the Seller’s Affiliates (except the Target Entities) on the one hand and certain Target Entities on the other hand pursuant to which the Seller, its relevant Affiliate or the relevant Target Entity may lend and/or borrow, or has lent and/or borrowed, money from the other;

“Law” means any treaty, international convention, regulation, directive, law, decree, statute, ordinance, code and other mandatory rule of general application enacted by any Governmental Authority;

“Leakage” means any of the following (but excluding any Permitted Leakage):

(a)                       any dividend, interim dividend or other distribution (in cash or otherwise) declared, paid or made by any Target Entity to the Seller, any Affiliate of the Seller (other than any other Target Entity) or any of their Representatives;

(b)                       any payment (in cash or otherwise) made by any Target Entity to the Seller, any of its Affiliates (other than any other Target Entity) or any of their Representatives, in respect of any return of capital (including any reduction of capital or repurchase or redemption of Equity Securities);

(c)                       any payment (in cash or otherwise) of management or similar fees (including network and royalty fees) made by or on behalf of any Target Entity to the Seller, any of its Affiliates (other than any other Target Entity) or any of their Representatives;

(d)                       any guarantee or any indemnity granted or paid by any Target Entity relating to the obligations of the Seller, any of its Affiliates (other than any other Target Entity) or any of their Representatives;

(e)                        any sale, acquisition or other transfer of any asset or right by any Target Entity to or from the Seller, any of its Affiliates (other than any other Target Entity) or any of their Representatives;

(f)                         any liability assumed, indemnified or incurred by or on behalf of any Target Entity (including any indebtedness, expenses or costs) for the benefit of the Seller, any of its Affiliates (other than any other Target Entity) or any of their Representatives;

(g)                        any payment (in cash or otherwise) made by any Target Entity to the Seller, any of its Affiliates (other than any other Target Entity) or any of their Representatives, including in respect of any loan or other indebtedness or financial obligation;

(h)                       any waiver or release of any amount by any Target Entity owed to it by the Seller, any of its Affiliates (other than any other Target Entity) or any of their Representatives;

(i)                           any professional adviser fees and expenses paid and incurred by any of the Target Entities in connection with the Transaction including any fees paid in connection with the preparation of the Seller’s Reports and any investment banking fees and legal fees except for the fees related to the PMSI report referred to in the definition of the Seller’s Reports for an amount of EUR 130,502;

(j)                          any payment (in cash or otherwise) made by or on behalf of any Target Entity to any Employee, consultant, agent, adviser or other representative of any Target Entity in direct connection with and as a result of the Transaction (i.e. excluding potential 2015 bonus for Pierre Pariente up to an aggregate amount of EUR 100,000), including bonuses, incentives or payments of similar nature, and any cost or liability assumed by any Target Entity in relation to any payment made by the Seller or any of its Affiliates to any Employee in direct connection with and as a result of the Transaction (including in connection with the letter signed by Laureate Education, Inc. on March 23, 2016 relating to transaction bonus and Laureate stock options of Pierre Pariente);

(k)                       the payment made by the Company to Mrs Odile Launay of €50,000 in consideration of the settlement entered into by LIUF, EBS, CEPC and Mrs Odile Launay on April 13, 2016;

(l)                           any payment (in cash or otherwise) made, any guarantee or indemnity given, or any liability assumed, by any Target Entity to or on behalf of Mr. Hermel, Head of Academics, and the five employees working in the regional offices of IFG in Strasbourg and Nantes, in connection with the termination of all their functions within the Target Entities;

(m)                   any agreement or undertaking by any Target Entity to make any of the payments or do any of the matters set forth in paragraphs (a) to (l) above, including for the sake of clarity any agreement or undertaking borne by any Target Entity to pay any transaction bonuses after Completion; or

(n)                       any cost or effective Tax incurred by the Target Entities arising as a direct consequence of a Leakage set forth in paragraphs (a) to (m) above;

“Long Stop Date” means 15 July 2016;

“Material Contracts” means the contracts (i) under which all or a material part of any Target Entity’s business undertaking (fonds de commerce) is leased to and/or is under the management of any person, (ii) which contain exclusivity or non-compete provisions that materially restrict the freedom of any Target Entity to carry on its business, (iii) which contains outstanding obligations with respect to representations, warranties and/or specific indemnities in connection with the sale of assets or Equity Securities (except for representations and warranties limited to capacity, power, enforceability and/or absence of conflict) which may still result in a claim against any Target Entity for an amount in excess of EUR 100,000, (iv) which contain a change of control provision that might validly be triggered on account of the Transaction, and the trigger of which would result in the payment by any Target Entity of an amount equal to or greater than EUR 100,000 and/or in the right for any of the other parties to early terminate such contract, (v) which provide for an obligation of any Target Entity to effect payments exceeding EUR 100,000 annually or EUR 250,000 in aggregate, (vi) relating to any of the Properties, in particular the construction lease agreement dated 28 July 1975 entered into between Société d’Economie Mixte d’Equipement et d’Aménagement du Quinzième Arrondissement and IFG and any renewal thereof, or (vii) relating to any consortium, joint venture or any other incorporated or unincorporated form of partnership.

“Order” means, when used in relation to, or referred to as applicable to, any given person, any order, writ, injunction, decree, judgment, award or other decision issued by a Governmental Authority or by an arbitration tribunal and applicable to such person or to any of its assets;

“Ordinary Course of Business” means the management and operation by the Target Entities of their business in its ordinary course (raisonnablement) consistent with past practice;

“Other Intra-Group Agreements” means all the agreements between the Seller or any of the Seller’s Affiliates (other than a Target Entity) and any Target Entity other than the Intra-Group Loan Agreements and the Trademark Licence Agreements (such agreements are listed in Schedule C);

“Party” has the meaning given to it in the preamble to this Agreement;

“Permits” has the meaning given to it in Article 8.13;

“Permitted Encumbrances” means Encumbrances (a) arising by operation of Law and relating to liabilities not yet due and payable or not in default or being contested in good faith by appropriate proceedings, (b) constituted by a title retention clause (clause de réserve de propriété) in a purchase contract entered into in the Ordinary Course of Business, (c) on any given underlying asset, the value of which does not exceed EUR 100,000 and which is not material to the conduct of their business by the Target Entities and (d) guaranteeing a debt, the amount of which does not exceed EUR 100,000 or which has already been repaid in full;

“Permitted Leakage” means any of the following:

(a)                                any payment made between the Accounts Date and the Completion Date in the

Ordinary Course of Business by any Target Entity pursuant to the Other Intra-Group Agreements and the Trademark License Agreements in accordance with their terms as at the Accounts Date, excluding payments pursuant to UED and pursuant to those agreements listed in Part A of Schedule C, provided that the net aggregate amount of such payments over the period between the Accounts Date and the Completion Date does not exceed 4.1M€ (VAT included) in favour of the Seller or the Seller’s Affiliates;

(b)                                (i) any payment made between the Accounts Date and the Completion Date in the Ordinary Course of Business by any Target Entity pursuant to UED, provided that the net aggregate amounts of such payments in favour of the Target Entities over the period between the Accounts Date and the Completion Date is of 1.2M€ (VAT included), and (ii) any transfer or assignment of assets as per paragraphs 2 and 4 of Part A of Schedule 6.2 in accordance with the terms and conditions of the UED agreements listed in Part B of Schedule C;

(c)                                 any payment made between the Accounts Date and the Completion Date in the Ordinary Course of Business by any Target Entity pursuant to partnership agreements listed in Part A of Schedule C, provided that the net aggregate amounts of such payments in favour of the Target Entities over the period between the Accounts Date and the Completion Date is of 100K€ (VAT included);

(d)                                the payment of €6,900 (VAT excluded) to PMSI in relation to supply of data for the antitrust analysis in the context of the Transaction;

“Projections” has the meaning given to it in Article 9.5.2;

“Properties” has the meaning given to it in Article 8.12.1;

“Purchaser” has the meaning given to it in the preamble to this Agreement;

“Purchase Price” has the meaning given to it in Article 3.1;

“Representatives” means, with respect to any person, the directors, corporate officers, officers, employees, agents and other representatives of such person;

“Seller” has the meaning given to it in the preamble to this Agreement;

“Seller’s Group Insurance Policies” means the insurance policies subscribed to by the Seller or any of its Affiliates (other than a Target Entity), under which any Target Entity or any of its assets, operations or business or any director, corporate officer or employee of any Target Entity (by virtue of such function) is totally or partially insured;

“Seller’s Knowledge” or any similar expression means, in relation to any given matter, the knowledge of such matter by Robert Polston or Jose Peran;

“Seller’s Reports” means any of the following reports prepared, in connection with the Transaction, by the Seller’s advisors, made available to the Purchaser and its advisors and on which the Purchaser will be able to rely: (i) the commercial vendor due diligence provided by PMSI dated as at February 2016, (ii) the financial vendor due diligence report provided by PricewaterhouseCoopers France dated as at 22 February 2016, (iii) the tax vendor due diligence report provided by PricewaterhouseCoopers France dated as at 22 February 2016 and (iv) the legal vendor due diligence report on employment matters provided by Gide Loyrette Nouel dated 17 February 2016;

“Seller’s Trademarks” means the trading names, logos and trademarks listed in Schedule E;

“Senior Employee” means any Employee whose annual gross base salary (excluding bonuses or assimilated benefits) exceeds EUR 100,000;

“Shares” has the meaning given to it in the Preamble;

“Specific Indemnity” has the meaning given to it under Article 11;

“Subsidiaries” has the meaning ascribed to it in the Preamble;

“Target Companies” has the meaning ascribed to it in the Preamble;

“Target Entities” means the Company, the Subsidiaries and the Associations;

“Tax” means (i) taxes, duties, levies, fees, assessments, governmental charges of any kind and employment-related contributions (whether employee or employer contributions) imposed by any Governmental Authority or any other competent institution, whether payable directly or by withholding or otherwise, including income, property, sales, customs, value added, employment, gains and social security taxes or contributions, together with any interests, fines or penalties related thereto, and (ii) any payment or repayment to any company in the context of any tax consolidation group;

“Tax Authority” means any Governmental Authority competent to impose any liability with respect to Tax or responsible for the administration or collection of Tax or the enforcement of any Law with respect to Tax;

“Tax Proceeding” means any audit, enquiry, examination, contest, liquidation, suit, litigation or any other proceeding by or with any Tax Authority;

“Tax Return” means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Tax;

“Third Party Claim” has the meaning given to it in Article 10.11;

“Trademark License Agreements” means all trademark license agreements entered into between the Seller or any of its Affiliates (other than a Target Entity) on the one hand and any Target Entity on the other hand, pursuant to which any such Target Entity has been granted by the Seller or such Affiliate as the case may be, under certain conditions, the right to use the Seller’s Trademarks;

“Trademarks” has the meaning given to it in Article 12.2.2;

“Transaction” means the sale and purchase of the Shares pursuant to this Agreement;

“Transition Services Agreement” has the meaning given to it in Article 6.5;

“UED” means University of Europe Digital, which is the subject of the agreements set forth in Part B of Schedule C;

“Warranties” has the meaning given to it in Article 8.1.

1.2                                        Interpretation

In this Agreement, unless the context otherwise requires or unless otherwise specified hereinafter:

(a)                      references to Articles and Schedules are references to articles of, and schedules to, this Agreement, and the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)                       references to a person shall be construed so as to include any individual, firm, company, Governmental Authority or any other entity incorporated or established as a separate legal entity;

(c)                        the provisions of articles 640 to 642 of the French Civil Procedure Code (Code de procédure civile) shall be applied to calculate any period of time for the purpose of this Agreement, provided that the references in article 642 Civil Procedure Code (Code de procédure civile) to “un jour férié ou chômé” and “premier jour ouvrable” shall be interpreted by reference to the definition of “Business Day” appearing herein;

(d)                       meanings ascribed to terms defined herein shall be equally applicable to the singular or plural forms of such terms and to their other grammatical forms;

(e)                        headings to Articles and Schedules are for convenience only and do not affect in any way the interpretation thereof;

(f)                         “including” or “includes” means “including without limitation” or “includes without limitation”;

(g)                        any reference to a French legal concept, when used in connection with or applied to a jurisdiction other than France, shall be construed as a reference to the equivalent legal concept that applies in the relevant foreign jurisdiction or in the absence of such equivalent concept, the concept in the relevant jurisdiction that is the closest to such French legal concept;

(h)                       French legal terms appearing in italics in this Agreement shall prevail, as to their meaning, over the English terms, and over any other possible French translation of those English terms, to which such French legal terms are referring;

(i)                           any statement which refers to the “best efforts” or “best endeavors” of a Party with respect to a given matter means that such Party has an “obligation de moyens” with respect to such matter;

(j)                          if an ambiguity or question of intent or interpretation should arise, no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions of this Agreement or the quality of seller or purchaser under this Agreement, and, accordingly, the Parties hereby agree to waive to the fullest extent permitted by applicable Law the benefit of the provisions of article 1602 of the French Civil Code (Code civil).

2.                                               SALE AND PURCHASE OF THE SHARES

Upon the terms and subject to the condition set forth in this Agreement, the Seller hereby sells to the Purchaser and the Purchaser purchases, all but not less than all of the Shares, free and clear of any Encumbrances, together with all rights attached thereto, including all dividends distributed after the Completion Date. The ownership of the Shares shall only be transferred to the Purchaser on the Completion Date in accordance with, and subject to, Article 7.

3.                                               PURCHASE PRICE

3.1                                        Price

The aggregate purchase price for all the Shares shall be equal to EUR 201,000,000 (two hundred and one million euros) minus the Intra-Group Debt Repayment Amount (the “Purchase Price”).

3.2                                        Payment

The Purchase Price shall be paid in full on the Completion Date by the Purchaser to the Seller in accordance with Article 7.3.

4.                                               CONDITION PRECEDENT

4.1                                        Condition - Benefit

The obligations of both Parties to realize the Transaction and proceed with Completion are subject to the Antitrust Clearance being obtained. This condition precedent is provided for the benefit of both Parties.

4.2                                        Long Stop Date - Condition precedent not satisfied

4.2.1                              The condition precedent set forth in Article 6.1 shall be satisfied at the latest on the Long Stop Date.

4.2.2                              Unless otherwise expressly agreed by the Parties, in the event that the Completion does not take place on or before the Long Stop Date because the condition precedent set forth in Article 4.1 is not satisfied or validly waived by that date, this Agreement shall automatically terminate on the Long Stop Date. If prior to the Long Stop Date, it becomes impossible, for objective reasons, for such condition precedent to be satisfied by the Long Stop Date, the Seller may terminate this Agreement by giving notice to the Purchaser to that effect and, in such case, this Agreement shall terminate forthwith upon delivery of such a notice.

4.2.3                              Notwithstanding any other provisions in this Agreement, the Parties hereby acknowledge and agree that, if this Agreement is terminated in accordance with Article 4.2.2, no Party shall have any liability or further obligation to the other Party, except for (a) any liability that shall have accrued prior to such termination, (b) any liability arising out of any breach of this Agreement prior to such termination and (c) the obligations set forth in Articles 13 and 14, which shall survive termination.

5.                                               LEAKAGE

If any Leakage other than Permitted Leakage occurs between the Accounts Date (excluded) and Completion (included) the Seller shall, from and after Completion, pay to the Purchaser a sum equal to the amount of such Leakage less the amount of any effective cash Tax benefit for any Target Entity or the Purchaser as a result of such Leakage, provided however that (i) no claim made by the Purchaser under this Article 5 shall give rise to a payment obligation of the Seller if notice of such claim is given after the date which is five (5) months after the

Completion Date, and (ii) the Purchaser agrees that the provisions of this Article 5 shall be its exclusive remedy in connection with such Leakage and that it shall have no other claim against the Seller or any of its Affiliates in this respect (in particular on the basis of a breach of an inaccuracy of any of the Seller’s Warranties) and neither the Seller nor any of its Affiliates shall have any other liability to the Purchaser with respect to such Leakage.

Prior to the Completion Date, the Seller will use reasonable endeavours to notify to the Purchaser at the latest ten (10) Business Days prior to the Completion Date any known payment or other event constituting a Leakage (which is not a Permitted Leakage). The Purchaser and the Seller shall be entitled to set-off the relevant amounts against the Purchase Price. For the sake of clarity, the liability of the Seller in connection with this Article 5 shall not be increased if it fails to notify any Leakage prior to the Completion Date.

If any Leakage referred to in paragraph (l) of the definition of “Leakage” and, but only in relation to any such Leakage, referred to in paragraphs (m) and (n) of the definition of “Leakage”, occurs after Completion, the Seller shall pay to the Purchaser a sum equal to the amount of such Leakage less the amount of any effective cash Tax benefit for any Target Entity or the Purchaser as a result of such Leakage and the provisions of Article 10.11 relating to Third Party Claims shall apply mutatis mutandis to the conduct of any claim or litigation with the employees referred to in paragraph (l) of the definition of “Leakage”.

6.                                               PRE-COMPLETION COVENANTS

6.1                                        Condition precedent

6.1.1                              The Seller and the Purchaser shall cooperate and use their respective best endeavors to satisfy the condition referred to in Article 4.1 as promptly as practicable after the date hereof. The Purchaser acknowledges the importance for the Seller that Completion takes place as soon as possible and that such condition be satisfied without delay.

6.1.2                              The Purchaser undertakes to make all necessary filings with the Antitrust Authority with respect to the Transaction (each an “Antitrust Filing”), as soon as practicable after the date hereof. In any event, the Purchaser undertakes to file a draft notification form within twelve (12) Business Days from the date of this Agreement, it being specified that the Purchaser acknowledges that, at the date hereof, it has received all necessary information from the Seller and/or the Target Entities for such filing.

6.1.3                              The Purchaser warrants that: (i) each Antitrust Filing shall be, to the best of its knowledge, full, complete and accurate, so as to ensure in particular that it will not be declared incomplete or lead to any suspension of any time period for obtaining the Antitrust Clearance; (ii) it shall supply, in an equally accurate, comprehensive and timely manner, any additional information and documentary material in the possession or under the control of the Purchaser or of any of the Purchaser’s Affiliates that may be requested by any Antitrust Authority in connection with the examination of any Antitrust Filing; and (iii) after having investigated the issue with antitrust experts, it is not aware of any reason that may prevent the Antitrust Clearance being obtained prior to the Long Stop Date.

6.1.4                              The Purchaser shall, and, as the case may be, shall procure that its Affiliates, propose, accept and comply with any remedies, conditions, obligations or requirements necessary to obtain the Antitrust Clearance on or before the Long Stop Date, including divesting or disposing of any of its businesses or any of the Target Entities’ businesses and terminating any agreement.

6.1.5                              Subject to and to the fullest extent permitted by applicable Law, the Purchaser shall: (i) cooperate with the Seller in the preparation of documents to be submitted to the Antitrust

Authority, (ii) allow the Seller, or, in the event of confidentiality issues, its external legal counsel, with at least two (2) Business Days’ prior notice, to comment on all substantial submissions to the Antitrust Authority, (iii) consider in good faith any such comments, and (iv) promptly provide the Seller, or, in the event of confidentiality issues, its external legal counsel, with copies of each Antitrust Filing together with all other material correspondence with the Antitrust Authority, provided that such documents may be redacted to the extent that they contain any confidential information relating to the Purchaser or any of its Affiliates or as necessary to comply with any contractual obligation or with applicable Law. Absent any objection from such Antitrust Authority, the Purchaser shall give the Seller or its external legal counsel, with reasonable prior notice, the opportunity to participate in all important meetings and conferences (including by way of telephone conversations) with the Antitrust Authority.

6.1.6                              The Purchaser undertakes to keep the Seller regularly informed of the progress of each Antitrust Filing and, in particular, to notify the Seller of the Antitrust Clearance on the first Business Day following the day on which it has been obtained and to immediately inform the Seller if it becomes aware of anything that could result in the Antitrust Clearance being delayed or denied.

6.1.7                              The Purchaser shall refrain from taking, or agreeing to take, any action (including acquiring any interest in any person or asset, entering into any agency or distribution agreement or launching any new business) prior to the Completion Date, which would require the consent of any Antitrust Authority or which is reasonably likely to have a negative effect on, or delay, the assessment by any Antitrust Authority of the Transaction.

6.1.8                              Subject to and to the fullest extent permitted by applicable Law, the Seller undertakes to provide to the Purchaser (or, in the event of confidentiality issues, its external legal counsel), upon request of the Purchaser on reasonable notice, any additional information in the possession of the Seller or the Target Entities which may be reasonably required for the preparation of any Antitrust Filing or which is necessary in order to respond to questions raised by the Antitrust Authority.

6.1.9                              The Purchaser shall pay any and all filing and similar fees payable in connection with the Antitrust Filings.

6.2                                        Conduct of business

6.2.1                              From the date hereof up to Completion, except (i) as may be required under any applicable Law, Order or by any Governmental Authority or, for undertakings under paragraphs (m), (n), (o), (r) and (u), by any commitment binding on the Target Entities as at the date hereof, provided it is Fairly Disclosed in the Due Diligence Information, (ii) as may be contemplated in or required under this Agreement (including for the avoidance of doubt any Permitted Leakage) or any other agreement entered into or executed in accordance with the provisions of this Agreement or (iii) as provided in Schedule 6.2, the Seller shall procure that each Target Entity operates and conducts its business in the Ordinary Course of Business and does not, without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed, having due consideration for the interest of the Target Entities):

(a)                      declare, set aside, make or pay any dividend or other distribution (in cash or otherwise), or purchase or redeem any of its own Equity Securities, other than any distribution made to another Target Entity;

(b)                       alter its share capital, grant any right to acquire or subscribe for or issue any Equity Security other than as a consequence of any action otherwise permitted under this Article 6.2 and except for the issuance of Equity Securities to another Target Entity;

(c)                        appoint, dismiss or otherwise change any member of the Associations or allocate or withdraw any membership rights;

(d)                       amend its articles of association (or equivalent constitutional documents) other than as a consequence of any action otherwise permitted under this Article 6.2;

(e)                        be a party to any merger (fusion), spin-off (scission), partial contribution of assets (apport partiel d’actifs) or any other similar transaction, with any person;

(f)                         incorporate or create any new commercial entity, association loi 1901 or branch;

(g)                        initiate, enter into or take any step relating to its refinancing, reorganisation, winding-up or liquidation;

(h)                       incur, assume or guarantee any loan, borrowing, indebtedness or other form of funding or grant any Encumbrance (other than a Permitted Encumbrance) for, or as a security for, an amount in excess of EUR 100,000 in aggregate, other than from or, with respect to Encumbrances and guarantees, to, another Target Entity or the Seller pursuant to an Intra-Group Loan Agreement;

(i)                           grant, increase or extend any guarantee or indemnity to the benefit of any other person than the Target Entities;

(j)                          enter into, amend, waive any material terms under or terminate any Material Contract;

(k)                       acquire, sell or dispose in any way any Equity Security (except for minority interests in limited liability entities acquired, sold or otherwise disposed of in the context of the management by the Target Entities of their cash resources and short-term investment portfolio (valeurs mobilières de placement));

(l)                           acquire, sell or dispose in any way of any business undertaking (fonds de commerce) or real property;

(m)                   acquire, sell or dispose in any way any tangible or intangible asset (other than an asset referred to in paragraph (k) or (l) above) for a consideration in excess of EUR 100,000 per item;

(n)                       make any investment (whether capitalised or expensed), disbursement or capital expenditure in excess of EUR 100,000 per item;

(o)                       initiate, discontinue or settle any claim, litigation or dispute for an amount in excess of EUR 100,000 per claim, litigation or dispute;

(p)                       enter into any agreement with the Seller, any of its Affiliates (other than another Target Entity) or any of their Representatives, or amend, waive any material terms under or terminate any existing agreement with the Seller, any of its Affiliates (other than another Target Entity) or any of their Representatives;

(q)                       employ, make any offer to employ or terminate the employment of any corporate officer (mandataire social), officer (mandataire) or Senior Employee;

(r)                          make any material change (other than those required by law) to the terms and conditions of employment of its employees, corporate officers (mandataires sociaux) or officers (mandataires);

(s)                         change its accounting procedures or practices;

(t)                          materially change the nature of its business (including enter into new jurisdictions and change its regulatory status);

(u)                       take any action or omit to take any action which would render any of the Warranties set forth in Article 8 untrue or inaccurate in any material respect as at the Completion Date;

(v)                       changes its practices for billing, collection of receivables or recovery of debts from third parties and payment of debts to third parties (including but not limited to suppliers) or manages its working capital requirement contrary to its past practices; or

(w)                     give any commitment or enter into any binding agreement or understanding to take any of the actions specified in this Article 6.2.1.

6.2.2                              For the purpose of obtaining the Purchaser’s consent pursuant to Article 6.2.1, the Seller shall provide a written notice to the Purchaser in accordance with Article 13.2 setting forth in reasonable detail the contemplated action. Failing any answer from the Purchaser within five (5) Business Days after receipt of the Seller’s notice, the Purchaser shall be deemed to have given its consent with respect to such matter.

6.2.3                              The Seller shall not be under any obligation to provide for the implementation of this Article any commercially sensitive information the disclosure of which would likely constitute a breach of applicable Law.

6.3                                        Termination of the Intra-Group Loan Agreements

The Parties agree that all Intra-Group Loan Agreements shall be terminated with effect on Completion, and that all monies owed to or by any Target Entity under the Intra-Group Loan Agreements as at the Completion Date shall be repaid upon Completion in accordance with Articles 7.2(c) and 7.3(c) respectively. For this purpose, the Seller shall prepare and deliver, by written notice, to the Purchaser, at least five (5) Business Days prior to the Completion Date, a statement (the “Intra-Group Debt Statement”) setting forth, for each Target Entity concerned, the principal, interest and any other amounts that are, as the case may be, either owed by such Target Entity to the Seller or any of the Seller’s Affiliates (the “Intra-Group Debt Repayment Amount”), or owed by the Seller or by any of its Affiliates to such Target Entity under the Intra-Group Loan Agreements as at the Completion Date.

6.4                                        Termination of the Other Intra-Group Agreements and of the Trademark License Agreements

On or prior to the Completion Date, the Seller shall cause the Other Intra-Group Agreements and the Trademark License Agreements to be terminated with effect immediately before Completion (except for the Trademark License Agreements where an additional period of maximum thirty (30) Business Days will be granted as per Article 12.2.1), without any remaining cost or liability for the relevant Target Entity and for the Seller and/or the relevant Seller’s Affiliate, it being provided that the services rendered or sold prior to Completion will be invoiced and settled prior to Completion on a pro rata temporis basis.

6.5                                        Transition Services Agreement

On the Completion Date, the Purchaser and the Seller shall execute a transition services agreement setting forth the terms and conditions upon which certain services will be provided after the Completion Date by the Seller or its Affiliates to all or part of the Target Entities or by the Target Entities to the Seller or its Affiliates (the “Transition Services Agreement”) which will be substantially in the form set forth in Schedule 6.5.

6.6                                        Contacts / cooperation

From the date hereof until the Completion Date, the Purchaser and any of its Affiliates shall have reasonable access to and shall be entitled to directly or indirectly reasonably communicate orally or in writing with any Employee, and, as far as customers, suppliers, distributors or other persons having business dealings with any Target Entity are concerned, with the Seller’ prior consent (which consent shall not be unreasonably withheld or delayed).

The Seller shall initiate from the date hereof the transmission to the Target Entities of operational data relating to the Target Entities utilized and recorded in Hyperion and CCH software.

To the extent necessary, each Party shall agree to deliver all information and documents reasonably requested by any other Party in order for it and/or any of its Affiliates to comply with the relevant anti-money laundering/KYC Laws and any stock exchange requirements or existing related internal policies applicable to such Party.

7.                                               COMPLETION

7.1                                        Completion Date and Place

7.1.1                              Completion shall take place in Paris at Linklaters LLP Paris offices on a date (the “Completion Date”) which shall be the fifth (5th) Business Day after the condition precedent referred to in Article 4.1 shall have been satisfied or waived, unless the Purchaser has notified to the Seller (at the latest on the day the condition precedent is satisfied) that it wishes to complete on a date between the fifth (5th) and the tenth (10th) Business Day after such condition precedent is satisfied, or any other date or place expressly agreed in writing by the Parties.

7.1.2                              Neither Party shall be obliged to deliver the documents or take the other steps required in accordance with this Article 7 unless the other Party is simultaneously ready and able to deliver the documents or take the other steps required in accordance with this Article 7. All such Completion matters will be deemed to take place simultaneously, and none of them shall be deemed to have taken place until and unless all others have been completed. Subject to the provisions of Article 7.4, title to the Shares shall not be transferred and the Purchaser shall have no ownership rights or interest in the Shares unless and until Completion has actually taken place and the payments and deliveries referred to in Articles 7.2 and 7.3 have been effectively received by their intended recipients.

7.2                                        Seller’s Completion Obligations

On the Completion Date, the Seller shall:

(a)                      deliver, or procure delivery of the following documents to the Purchaser:

(i)                         share transfer form (ordre de mouvement) with respect to all Shares, duly completed and executed in favor of the Purchaser;

(ii)                      the share transfer register and shareholders’ accounts of the Company, in which the Transaction shall have been duly registered;

(iii)                  the share transfer register and shareholders’ accounts of ESCE in which the transfer of the ESCE share held by Laureate International B.V. to the benefit of the Company shall have been duly registered;

(iv)                    the written resignations, effective upon Completion, of the directors, corporate officers (mandataires sociaux), officers (mandataires) or members of the Target Entities listed in Schedule 7.2(a)(iv) (or any other person appointed to replace any such director, corporate officer or officer prior to the Completion Date), without any further payment obligation or other liability of the relevant Target Entity;

(v)                        the minutes of the meeting of the board of directors of the Company acknowledging the resignation, effective at the latest on Completion, of the Company from its duties in the board of trustees of the BILGI Education and Culture Foundation (BILGI Egitim ve Kültur Vakfi) in Turkey and in the board of directors of Somed Education Holding SA in Morocco;

(vi)                    copies of the relevant documents evidencing the convening of a meeting of the relevant bodies of the Target Entities listed in Schedule 7.2(a)(vi) to be held on the Completion Date, immediately after Completion, whereby such bodies shall consider the items listed on the agenda (ordre du jour) notified by the Purchaser to the Seller at the latest ten (10) Business Days prior to the Completion Date;

(vii)                a statement signed by the Seller and the Company (acting both for itself and for and on behalf of all Target Entities party to the Intra-Group Loan Agreements) acknowledging the termination of the Intra-Group Loan Agreements, without any further payment obligation or other liability of the Target Entities, in accordance with Article 6.3;

(viii)            a statement signed by the Seller and the Company (acting both for itself and for and on behalf of all Target Entities party to the Trademark License Agreements) acknowledging the termination, with effect on the Completion Date, of the Trademark License Agreements, without any further payment obligation or other liability of the Target Entities;

(ix)                    a statement signed by the Seller, its relevant Affiliate(s) and the Company (acting both for itself and for and on behalf of all Target Entities party to the Other Intra-Group Agreements) acknowledging the termination, with effect on the Completion Date, of the Other Intra-Group Agreements, without any further payment obligation or other liability of the Target Entities;

(x)                        the reliance letters in a form reasonably satisfactory to the Purchaser from the relevant auditors expressly granting reliance on the Seller’s Reports;

(xi)                    satisfactory documentation evidencing the release granted by any bank, financing institution or other third party in connection with any undertaking granted by any of the Target Entities to the benefit of the Seller, any of its Affiliates or any of their Representatives; and

(xii)                satisfactory documentation evidencing completion of the transfer of all the securities held by any Target Entity in BILGI Education and Culture Foundation (BILGI Egitim ve Kültur Vakfi) and Somed Education Holding SA to any third party (other than any other Target Entity) at arm’s length terms and without any further payment obligation or other liability of the Target Entities;

(xiii)            statutory accounts (comptes sociaux) of each Target Entity as of the Accounts Date which shall be audited and certified without reserve by the statutory auditors, or unaudited and not certified for CEPC which has no statutory auditors;

(b)                      duly execute three (3) originals of the Confirmatory Transfer Agreement;

(c)                        as the case may be, repay to each of the concerned Target Entities all amounts which the Seller or any of the Seller’s Affiliates may owe to them upon termination of the Intra-Group Loan Agreements, as determined in the Intra-Group Debt Statement;

(d)                       enter into the Transition Services Agreement with the Purchaser.

The Purchaser hereby acknowledges that in the event the Seller fails to deliver a statement signed by its relevant Affiliate for the termination of either an Intra-Group Loan Agreement, a Trademark Licensee Agreement or any Other Intra-Group Agreement as per paragraph (viii), (ix) or (x) above, this shall not be deemed to be a breach of the Seller’s Completion obligations triggering the application of Article 7.4. In that case, the concerned agreement will be deemed terminated and the parties thereto shall be deemed to have no right or obligation pursuant to such agreement. The Seller shall hold the Purchaser and the relevant Target Entity harmless from any claim which may arise from the concerned Seller’s Affiliate pursuant to such agreement.

7.3                                        Purchaser’s Completion Obligations

On the Completion Date, the Purchaser shall:

(a)                       pay in full to the Seller the Purchase Price owed to it in accordance with Article 3.2, by bank wire transfer of immediately available funds to the bank account of the Seller, details of which shall have been provided by the Seller at least five (5) Business Days prior to the Completion Date;

(b)                       duly execute the three (3) originals of the Confirmatory Transfer Agreement executed by the Seller;

(c)                        procure the necessary funding to the Target Entities and cause them to reimburse the Intra-Group Debt Repayment Amount to the Seller or the relevant Seller’s Affiliate;

(d)                       enter into the Transition Services Agreement with the Seller.

7.4                                        Termination rights

7.4.1                              If any provision of Article 7.2 or Article 7.3 is not complied with by either the Seller or the Purchaser on the date set for Completion, the non-defaulting Party shall be entitled (in addition to and without prejudice to all other rights or remedies available to it including the right to claim damages and/or pursue the specific performance of this Agreement (exécution forcée en nature)):

(a)                       to proceed with Completion so far as practicable having regard to the defaults that have occurred; or

(b)                      to set a new date for Completion (not being more than ten (10) Business Days after the date originally set for Completion) but provided that such deferral may only occur once, unless otherwise agreed in writing between the Seller and the Purchaser, and that such deferral shall be deemed to be a prior notice (“mise en demeure préalable”) to the defaulting Party, and in the event of a deferral, all references in this Agreement to the “Completion Date” shall be understood as a reference to such new date set for Completion.

7.4.2                              If the Seller or the Purchaser is not in compliance with any provision of Article 7.2 or 7.3 as at the new date set for Completion, the non-defaulting Party shall be entitled (in addition to and without prejudice to all other rights or remedies available to it including the right to claim damages and/or pursue the specific performance of this Agreement (exécution forcée en nature), to proceed with Completion so far as practicable having regard to the defaults that have occurred or terminate this Agreement (except for Articles 13 and 14 which shall continue to apply) by giving notice of termination to the defaulting Party but without any need to serve any additional prior notice (“mise en demeure préalable”) to the defaulting Party.

8.                                               SELLER’S WARRANTIES

8.1                                        General

8.1.1                              The Seller warrants to the Purchaser that the representations and warranties contained in this Article 8 (the “Warranties”) are accurate as at the date of this Agreement, except for any Warranty which is expressly indicated as being made as at any specified date, which shall be accurate as at such date only, and for any Warranty set forth in Article 8.2, 8.3, 8.4, 8.5, 8.6 and 8.15 as at the Completion Date as if such Warranty was made as at the Completion Date. Apart from the Warranties, the Seller gives no other representation or warranty of any kind in connection with the Transaction.

8.1.2                              The Warranties are expressly made to the Purchaser subject to the Due Diligence Information (without any need for the Warranties to refer expressly to the Due Diligence Information), except for the Warranties set forth in Article 8.2, 8.3, 8.4, 8.5, 8.6, 8.7.1 and 8.7.3.

8.2                                        Capacity

The Seller is duly organized and validly existing under the Laws of the Netherlands and has full power and authority to enter into and perform its obligations under this Agreement and the other documents to be executed by it in accordance with this Agreement. The execution and performance by the Seller of this Agreement and the other documents to be executed by it in accordance with this Agreement have been duly authorized by the competent corporate bodies of the Seller, and no other corporate action from the Seller is necessary to authorize its execution and performance. This Agreement and the other documents to be executed by the Seller in accordance with this Agreement constitute a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with their terms.

8.3                                        No conflict

Neither the entry into or the performance by the Seller of this Agreement and any other documents to be executed by the Seller in accordance with this Agreement nor the realization of the Transaction by the Seller constitutes or triggers or will constitute or trigger (i) a violation of or conflict with any term or provision of the articles of association or equivalent constitutional documents of the Seller; or (ii) a violation of, a conflict with or a default under, any contract binding upon the Seller; or (iii) subject to the satisfaction of the condition precedent set forth in Article 4.1, a violation by the Seller of any applicable Law, Order or Governmental Authorization applicable to the Seller or any of its assets. Apart from the Antitrust Clearance, no Governmental Authorization is required to be obtained by the Seller in connection with the entry into or the performance of this Agreement, any other documents to be executed by the Seller in accordance with this Agreement or the realization of the Transaction.

8.4                                        Absence of insolvency of the Seller

The Seller is not insolvent (en cessation des paiements) or unable to pay any of its debts when they fall due within the meaning the applicable Law of its jurisdiction of incorporation. No resolution has been passed or meeting convened for the winding-up of the Seller. The Seller is not subject to any safeguard (including accelerated safeguard), bankruptcy, liquidation or equivalent proceedings under any applicable insolvency Law, including any procedure that aims to prevent or solve business difficulties (prévention et règlement amiable des difficultés des entreprises), and to the Seller’s Knowledge, no petition, request or filing has been made for the opening of any such proceeding.

8.5                                        Ownership of the Shares

The Seller is the owner with full legal title (détenteur en pleine propriété) of the Shares, free and clear of any Encumbrances and freely transferable to the Purchaser and has valid and marketable title to the Shares and full legal right, authority and power to sell and transfer the ownership of the Shares to the Purchaser in accordance with the terms of this Agreement.

8.6                                        Existence and absence of insolvency of the Target Entities

8.6.1                              Each Target Entity is duly organized and validly existing under the laws of its jurisdiction of incorporation and has the corporate power and authority to conduct its business as presently conducted.

8.6.2                              None of the Target Entities is insolvent (en cessation des paiements). No resolution has been passed or meeting convened for the winding up or liquidation of any Target Entity. None of the Target Entities is the subject of any safeguard (including accelerated safeguard), bankruptcy, liquidation or equivalent proceeding, including any procedure that aims to prevent or solve business difficulties (prévention et règlement amiable des difficultés des entreprises), under any applicable insolvency or similar Law in any jurisdiction, and no petition, request or filing has been made for the opening of any such proceeding.

8.7                                        Corporate status and capitalization of the Target Entities

8.7.1                              The share capital of the Company consists solely of the Shares, which represent the entire share capital and voting rights of the Company, and there are no other Equity Securities of the Company apart from the Shares.

8.7.2                              Schedule A sets forth a list of the Target Entities, indicating for each of them (i) its jurisdiction of incorporation, (ii) its company number, (iii) its corporate form and (iii) its share capital.

8.7.3                              Schedule 8.7.3 sets forth a list of the Target Entities, indicating for each of them (i) its number of Equity Securities (for Target Companies) or membership / voting rights (for the Associations), and (ii) the number and percentage (out of the total) of such Equity Securities or membership / voting rights as the case may be that are held by another Target Entity and/or the Seller and/or any third party.

8.7.4                              The Subsidiaries’ Equity Securities held by the Target Entities are owned free and clear of any Encumbrances by such Target Entities and there is no agreement or undertaking giving any person any right to acquire or subscribe for or to be granted or issued any Equity Security or membership right of any Target Entity.

8.7.5                              The Equity Securities of each Target Company (including, for the avoidance of doubt, the Shares) listed in Schedule 8.7.3 have been validly issued and fully paid and are ordinary shares, all of the same class, bearing the same rights and obligations, and there are no other Equity Securities of any Target Company.

8.7.6                              The Data Room contains true, up-to-date and complete copies of the articles of association (or equivalent constitutional documents) of each Target Entity as at the date of this Agreement.

8.7.7                              There is no shareholders’ agreement or similar arrangements providing for rules organising the management, control, vote at general meetings or any other matter relating to the governance of any Target Entity, or the transfer or issuance of Equity Securities of any Target Company apart from the articles of association (or equivalent constitutional documents) of such Target Entity.

8.7.8                              Schedule 8.7.8 sets forth a list of each Target Company’s officers and directors and each Association’s board members, together with the number of votes attributed to each.

8.7.9                              EBS has minority membership rights in a European Economic Interest Grouping called GEIE Groupe E.B.S.I - Groupe European Business Schools International, a grouping registered with the Trade and Companies Registry of Paris under number C 418 607 941.

8.7.10                       None of the Target Entities holds any Equity Security nor any membership rights in any person other than another Target Entity, except (i) GEF in EBS Kaliningrad, (ii) EBS in the GEIE Groupe E.B.S.I as mentioned in Article 8.7.9 above, (iii) the Company a minority interest in BILGI Education and Culture Foundation (BILGI Egitim ve Kültur Vakfi) and in Somed Education Holding SA, and (iv) minority interests in limited liability entities owned in the context of the management of their cash resources and short-term investment portfolios (valeurs mobilières de placement).

8.8                                        Relationships with the Seller and its Affiliates

8.8.1                              Apart from the Shares, neither the Seller nor any of its Affiliates (other than any Target Entity) nor any of their Representatives owns any Equity Security or membership right in any Target Entity.

8.8.2                              Neither the Seller nor any of its Affiliates (other than any Target Entity) nor any of their Representatives is a party to any agreement (other than the Intra-Group Debt Agreements, the Trademark Licence Agreements and the Other Intra-Group Agreements) with a Target Entity.

8.8.3                              Except for the Foreign Obligations Guarantee under which the Company is a Foreign Guarantor as per the Amended and Restated Credit Agreement entered into by Laureate and the Lenders on June 16, 2011, there is no guarantee on obligations of the Seller or any of its Affiliates (other than any Target Entity) or any of their Representatives granted by a Target Entity.

8.9                                        Accounts

8.9.1                              True and accurate copies of the Accounts are set forth in the PriceWaterhouseCoopers financial report mentioned in the definition of Seller’s Reports.

8.9.2                              The Accounts have been prepared with reasonable care and attention in accordance with applicable Law and Accounting Principles consistently applied during the applicable periods and consistent with past practice.

8.9.3                              The Accounts give a true and fair view (sont réguliers, sincères et donnent une image fidèle) of the assets, liabilities, financial situation and results of operations of each Target Entity as at the Accounts Date.

8.10                                 Changes since the Accounts Date

8.10.1                       Since the Accounts Date (excluded) and until the date hereof:

(a)                      to the Seller’s Knowledge, the business of each Target Entity has been carried on in the Ordinary Course of Business; and

(b)                       except as set forth in Schedule 8.10, no Target Entity has taken any action that, if they had been taken between the date hereof and the Completion Date, would have required the Purchaser’s consent pursuant to Article 6.2.

8.11                                 Litigation

Except as set forth in Schedule 8.11, there is no pending or threatened in writing claim, litigation, arbitration, suit, audit, or other dispute resolution process, or administrative or criminal proceedings or investigation, involving any of the Target Entities whether as claimant or defendant.

8.12                                 Properties

8.12.1                       Schedule 8.12.1 contains a list of all the real estate properties either owned, leased or otherwise occupied by the Target Entities (the “Properties”), together with reference of the relevant applicable agreements.

8.12.2                       The Properties are the only real estate properties in respect of which the Target Entities have any material estate, interest, continuing liability or right and there are no agreements to dispose of any of the Properties.

8.12.3                       There are no outstanding actions, disputes, claims or demands between any of the Target Entities and any person in relation to the Properties.

8.13                                 Permits

Each Target Entity validly holds all material permits, licences, permissions, authorisations and other consents required to conduct its business as conducted on the date hereof (the “Permits”) and to the Seller’s Knowledge none of the Target Entities is in material default under any Permit.

8.14                                 Material Contracts

8.14.1                       Schedule 8.14.1 sets forth a true and accurate list of the Material Contracts, excluding the Trademark License Agreements, the Intra-Group Loan Agreements and the Other Intra-Group Agreements.

8.14.2                       Each Material Contract is a legal, valid and binding obligation of the Target Entity party to it, and, to the Seller’s Knowledge, each other party to such Material Contract. Each Material Contract is enforceable against the applicable Target Entity, and, to the Seller’s Knowledge, each other party to such Material Contract, in accordance with its terms.

8.14.3                       None of the Target Entities or, to the Seller’s Knowledge, any other party to a Material Contract, is in material breach of a Material Contract.

8.14.4                       Completion of the Transaction will not entitle any party to terminate any of the Material Contracts nor claim any indemnification from the Target Entity in excess of EUR 100,000.

8.15                                 Tax

8.15.1                       Each of the Target Entities has duly, properly and timely filed all Tax Returns that it was required by applicable tax Law to file on or prior to the Completion Date. All such Tax Returns were correct and complete in all respects.

8.15.2                       All Taxes owed by or on behalf of the Target Entities under applicable tax laws in relation to any transaction other than the transaction consummated by this Agreement, together with all Taxes not yet due but accrued in respect of a taxable period ending on or before the Completion Date, have been timely paid or have been subject to a provision (estimated in good faith and only to the extent such Tax was relating or attributable to the period ending on or prior to the Accounts Date) in the Accounts.

8.15.3                       Except for tax audits, inquiries or investigations by any Tax Authority notified to the Target Entities after the date hereof but prior to the Completion Date, as notified in writing to the Purchaser prior to the Completion Date, the Target Entities are not subject of any ongoing tax audit, inquiry or investigations by any Tax Authority against the Target Entities and the Target Entities have not received any notice of reassessment nor have they otherwise been informed in writing by any Tax Authority of its intention to carry out any reassessment.

8.15.4                       The Company is the parent company of a tax consolidated group validly constituted in accordance with provisions of Articles 223 A and sub. of the French General Tax Code as from 1 January 2010 (the “French Tax Group”). ECTEI, IFG, LIUF Immobilier and

Prepatech SARL are members of the French Tax Group since 1 January 2010, ESCE and CIECE joined the French Tax Group as from 1 January 2013.

8.15.5                       None of the Target Entities benefits or has benefited from any Tax derogatory provision, favourable Tax regime or exemption from Tax, any ruling or formal position taken by a Governmental Authority providing for a derogatory Tax provision, roll-over relief or Tax exemption, that could be denied or jeopardized because conditions thereto are not fulfilled or will, as a result of the transactions contemplated in this Agreement, no longer be fulfilled as a result of a breach of any holding period undertakings previously made by the Seller.

8.15.6                       Each Target Entity has adequately prepared and maintained all records and documentation that it is required by Tax Law to maintain.

8.16                                 Other

Mr. Pierre Pariente is not entitled to receive any kind of fixed and/or variable remuneration (such as any bonus or benefit in kind (avantage en nature)), pension entitlements, allowances, indemnities, profit sharing, golden parachute and any other similar rights/benefits, from or on behalf of any of the Target Entities other than (a) as set out in his employment contract dated 22 September 2010 entered into with the Company, (b) as per the bylaws or articles or association of any Target Entity in which he holds an office such as President, Gérant, managing director, member of the Board of Directors or of a Board Committee and (c) as provided by Law. There have been no changes to the terms and conditions of Mr. Pierre Pariente’s employment contract since 22 September 2010, except his annual salary increase and revision of calculation of his bonus.

For the avoidance of doubt, a letter has been signed by Laureate Education, Inc. on March 23, 2016 relating exclusively to the payment of transaction bonus and the exercise of Laureate stock options. Any payment made by any of the Seller, or any of its Affiliates or any Target Entity, to Pierre Pariente in direct connection with and as a result of this Transaction as per such letter shall be a Leakage under paragraphs (j), (m) and (n) of the definition of Leakage.

9.                                               PURCHASER’S WARRANTIES

The Purchaser warrants to the Seller that the representations and warranties set forth below are accurate as at the date hereof and as at the Completion Date as if they were made as at the Completion Date.

9.1                                        Capacity

The Purchaser is duly organized and validly existing under the Laws of France and has full power and authority to enter into and perform its obligations under this Agreement and the other documents to be executed by it in accordance with this Agreement. The execution and performance by the Purchaser of this Agreement and the other documents to be executed by it in accordance with this Agreement have been duly authorized by the competent corporate bodies of the Purchaser and no other corporate action of the Purchaser is necessary to authorize its execution and performance. This Agreement and the other documents to be executed by the Purchaser in accordance with this Agreement constitute legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with their terms.

9.2                                        No Conflict

Neither the entry into or the performance by the Purchaser of this Agreement and any other documents to be executed by the Purchaser in accordance with this Agreement nor the realization of the Transaction by the Purchaser constitutes or triggers or will constitute or trigger (i) a violation of or conflict with any term or provision of the articles of association or equivalent constitutional documents of the Purchaser; or (ii) a violation of, a conflict with or a default under, any contract binding upon the Purchaser; or (iii) subject to the satisfaction of the condition precedent set forth in Article 4.1, a violation by the Purchaser of any applicable Law, Order or Governmental Authorization applicable to the Purchaser or any of its assets. Apart from the Antitrust Clearance, no Governmental Authorization is required to be obtained by the Purchaser in connection with the entry into or the performance of this Agreement, any other documents to be executed by the Purchaser in accordance with this Agreement or the realization of the Transaction.

9.3                                        Absence of insolvency

The Purchaser is not insolvent (en cessation des paiements). No resolution has been passed or meeting convened for the winding-up of the Purchaser. The Purchaser is not subject to any safeguard (including accelerated safeguard), bankruptcy, liquidation or equivalent proceedings under any applicable insolvency Law, including any procedure that aims to prevent or solve business difficulties (prévention et règlement amiable des difficultés des entreprises), and no petition, request or filing has been made for the opening of any such proceeding.

9.4                                        Financing

On Completion, the Purchaser shall have available funds in an amount sufficient to enable it to consummate the Transaction in a timely manner in accordance with this Agreement.

9.5                                        Purchaser’s inquiry and ability to evaluate risk

9.5.1                              The Purchaser, through its corporate officers and employees and, to the extent deemed appropriate by the Purchaser, through its advisors, has conducted its own satisfactory and independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Target Entities. The Purchaser has reviewed and analysed the Due Diligence Information, and has been afforded such opportunity to discuss the same with the senior management of the Target Entities, as the Purchaser together with its advisors, in their capacity as professionals, have deemed necessary and considered sufficient to determine the terms of the Purchaser’s offer to acquire the Shares, and the Purchaser has taken the same into account in the terms of its offer to acquire the Shares. The Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the risks relating to the purchase of the Shares.

9.5.2                              The Purchaser acknowledges that neither the Seller nor any of the Seller’s Representatives or advisors gives any representation or warranty with respect to (i) the accuracy or completeness of any financial or tax projections, business plans, budgets, forecasts or other forward-looking data (collectively, the “Projections”) relating to the Target Entities, or (ii) the future relations of any Target Entity with its customers, suppliers, employees or corporate officers, Governmental Authority or with the Seller or any of its Affiliates, or the future financial or business prospects of any Target Entity. The Purchaser acknowledges that (i) there are numerous assumptions reflected in the Projections and significant uncertainties inherent in such Projections (and it has had the opportunity to discuss the same with the management of the Target Entities), (ii) the Purchaser is fully familiar with such types of assumptions and uncertainties, (iii) the Purchaser takes full responsibility for making its own evaluation of the adequacy and accuracy of all Projections furnished to it, and (iv) the Purchaser shall not have any claim against the Seller or any of the Seller’s Representatives or advisors with respect thereto.

10.                                        INDEMNIFICATION

10.1                                 Principle

From and after Completion, subject to and in accordance with the provisions of this Agreement, the Seller shall pay to the Purchaser the amount of any and all Damages suffered by the Purchaser or any Target Entity as a result of any inaccuracy of any Warranty under Article 8. Any payment from the Seller under this Article 10 shall be treated as a reduction of the Purchase Price.

10.2                                 Calculation of Damages

10.2.1                       In calculating the amount which may be due by the Seller as a result of any claim brought by the Purchaser pursuant to Article 10, the following shall be deducted:

(a)                      the amount of any provision, reserve or other liability reflected in the Accounts with respect to the circumstance, event or matter giving rise to such Damages;

(b)                       the amount of any insurance proceeds or other indemnification proceeds from any insurer or other third party, with respect to the circumstance, event or matter giving rise to such Damages, (i) effectively recovered by any Target Entity or the Purchaser or any of its Affiliates, as the case may be, or (ii) which would have been recovered by any Target Entity or the Purchaser or any of its Affiliates, as the case may be, if a claim for indemnification had been duly submitted under the relevant insurance policy or third-party agreement or otherwise with respect to such Damages, net of any Tax chargeable upon receipt of such proceeds and net of reasonable expenses duly justified which were actually borne and necessary to incur to obtain such proceeds; and

(c)                        the amount of any insurance proceeds which would have been recoverable by the Target Entities with respect to the circumstance, event or matter giving rise to such Damages had an insurance coverage been maintained by the Target Entity after Completion at least equivalent to the coverage that is reasonably expected for entities operating a business of that type and size;

(d)                       the amount by which any Tax payable, with respect to the year during which the Damages have been suffered, by any Target Entity or the Purchaser or any of its Affiliates has been effectively reduced as a result of such Damages (excluding, for the avoidance of doubt, any increase of any Tax losses for carry-forward or carry-back available to the Target Entities or the Purchaser or any of its Affiliates) (a “Tax Saving”), it being provided that if a Tax Saving is made by any Target Entity or the Purchaser or any of its Affiliates within four (4) years from the occurrence of the Damage, then the Purchaser shall forthwith reimburse to the Seller such Tax Saving if not already deducted from the amounts due pursuant to Article 10, and provided that, for the avoidance of doubt, Damages shall not include any Tax resulting from the payment of any amount pursuant to Article 10.

10.2.2                       In calculating the amount of any Damages relating to Tax:

(a)                      any deficiency assessed by any Tax Authority whose sole effect is to shift a Tax liability from one fiscal year to another shall give rise to a Purchase Price reduction only insofar as a Target Entity is required to pay a penalty or interest charge in relation thereto, in which case the amount of Damages for which the Purchaser shall be entitled to initiate a claim pursuant to this Article 10 (subject to the other provisions of this Article 10) shall be limited to the amount of such penalty or interest charge;

(b)                       any deficiency assessed with regard to a Tax which is recoverable, such as a value-added Tax, shall give rise to a Purchase Price reduction only insofar as a Target Entity is required to pay a penalty or interest charge in relation thereto, in which case the amount of Damages for which the Purchaser shall be entitled to initiate a claim pursuant to this Article 10 (subject to the other provisions of this Article 10) shall be limited to the amount of such penalty or interest charge.

10.2.3                       For purposes of computing the amount of any Damages, only the Damages actually sustained by the Purchaser or the relevant Target Entity, as the case may be, shall be taken into account, to the exclusion of any multiple or other valuation factor or assumption used or applied by the Purchaser or its Representatives or advisors to determine the Purchase Price (whether or not implicit in the Purchase Price).

10.3                                 Exceptions for disclosures

10.3.1                       Except in respect of the Warranties set forth in Article 8.2, 8.3, 8.4, 8.5, 8.6, 8.7.1 and 8.7.3, all matters, events, facts or circumstances Fairly Disclosed in the Due Diligence Information shall constitute exceptions to all the Warranties (without any need for the Warranties to refer expressly to the Due Diligence Information) and accordingly, no claim may be made against the Seller and the Seller shall not be liable under this Article 10 with respect to any matter, event, fact or circumstance Fairly Disclosed in the Due Diligence Information.

10.3.2                       The Purchaser shall not be entitled to bring a claim against the Seller, and the Seller shall have no liability to the Purchaser, under Article 10 for any inaccuracy of any Warranty, where the facts or circumstances with respect to which such Warranty is inaccurate are known by the Purchaser or any of its Representatives as at the date of this Agreement.

10.4                                 Time period

Any Claim Notice under this Article 10 must be notified within the following period (after which the Purchaser shall have no right to notify a Claim Notice):

(a)                       for any Claim Notice based on an inaccuracy of the Warranties contained in Articles 8.2, 8.3, 8.4, 8.5, 8.6, 8.7.1, 8.7.3 and/or 8.15 and for the avoidance of doubt under Article 11(b) to 11(d), prior to the expiration of a fifteen (15) Business-Day period after the expiration the applicable statute of limitation;

(b)                       for any Claim Notice under Article 11(a), prior to the expiration of a one (1) month period from the date at which a final decision or a settlement on such pending litigations has been rendered or entered into;

(c)                        for any Claim Notice based on an inaccuracy of any other Warranty, prior to the expiration of a one (1) year period from the Completion Date.

10.5                                 Financial limitations

10.5.1                       The Seller shall not be liable under this Article 10:

(a)                       with respect to any claim arising from any single fact or circumstance if the aggregate amount for which the Seller would be liable under Article 10 with respect to such claim (taking into consideration the provisions of Article 10.2 and all other exclusions and limitations set forth in this Agreement) does not exceed a de minimis amount of EUR 100,000, it being understood that all claims arising from similar facts or circumstances shall be aggregated for the purposes of computing the de minimis amount,

(b)                       unless the cumulative and aggregate amount for which the Seller is liable under Article 10 (taking into consideration the provisions of Articles 10.2 and 10.5.1(a) and all other exclusions and limitations set forth in this Agreement) exceeds a threshold (seuil) equal to EUR 2,000,000, it being understood that if such threshold is exceeded, the Seller shall be liable for all the amounts from the first Euro; and

(c)                        to pay with respect to all claims made under Article 10 an aggregate amount which would exceed EUR 25,000,000;

provided, however, that the limitations contained in this Article 10.5.1 shall not be applicable to any claim based on any inaccuracy of any Warranty set forth in Articles 8.2, 8.3, 8.4, 8.5, 8.6, 8.7.1 or 8.7.3.

10.5.2                       Notwithstanding any other provisions of this Agreement the maximum aggregate amount for which the Seller shall be liable to pay in respect of all claims made under this Article 10 and for the avoidance of doubt under Article 11 shall not exceed the Purchase Price.

10.6                                 Non-financial limitations

The Seller shall not be liable under Article 10 with respect to any Damages if and to the extent such Damages are solely a consequence of or are increased solely as a consequence of (in such case the exclusions provided for in this Article 10.6 shall only apply to the amount of such increase):

(a)                       any act or omission by the Seller or any of its Affiliates (including any Target Entity prior to the Completion Date) contemplated in or required under this Agreement (including for the avoidance of doubt any Permitted Leakage), or at the prior written request or with the prior written approval of the Purchaser;

(b)                       any act or omission by any Target Entity or by the Purchaser or any of its Affiliates after the Completion Date (including any reorganization, change of financial or fiscal year, entry into any agreement, including any intra-group agreement, winding up or cessation of any business or trade carried on by the Target Entities);

(c)                        any failure by the Purchaser to comply with any of its obligations contemplated in or required under this Agreement;

(d)                       the entry into force of, or any modification to, after the date hereof, any Law (including the transposition of EU Directives not yet transposed) or established practice of any Governmental Authority, or any change, after the date hereof, in the interpretation or application by any Governmental Authority of any such Law or its established practice on the basis of case law, including with respect to Tax, and even with a retroactive effect; or

(e)                        any change in accounting or Tax policies, bases or practices of any Target Entity or of the Purchaser or any of its Affiliates introduced or having effect after Completion.

10.7                                 Cure Period

The Seller shall not be liable under Article 10 with respect to any claim made by the Purchaser if and to the extent the Seller has finally remedied the issue underlying such claim with no remaining or potential Damages or liability for the Purchaser or any Target Entity in connection with such claim. The Seller shall have the right to attempt to remediate the issue underlying any claim made by the Purchaser so long as no material Damages have been suffered by the Purchaser or any Target Entity and in any event within ninety (90) Business Days following receipt of the corresponding Claim Notice. The Purchaser shall, and shall use its best endeavors to procure that the Target Entities shall, (i) provide the Seller with such assistance and cooperation as it may reasonably request in order to accomplish whenever possible such remediation and (ii) take any reasonable action required by the Seller to remedy such issue.

10.8                                 Mitigation of Damages

The Purchaser shall, and shall use its best endeavors to procure that the Target Entities shall, take all reasonable steps and give all reasonable assistance to avoid or mitigate any Damages which, in the absence of mitigation, might give rise to a liability or increase of such liability with respect to any claim under this Article 10.

10.9                                 Contingent liabilities

Notwithstanding any other provisions of this Agreement, the Seller shall not be liable with respect to any Damages which are contingent (incertains), whether in their principle or amount, unless and until such contingent Damages become actual Damages and are determined.

10.10                          Claims by the Purchaser

10.10.1                The Purchaser shall notify the Seller in writing of any claim under Article 10 (a “Claim Notice”) as soon as possible after the Purchaser or any Target Entity has obtained knowledge of facts that may give rise to a claim against the Seller under Article 10 or of a Third Party Claim, and in any event within ten (10) Business Days or, in case of urgency, as soon as possible after the Purchaser or any Target Entity has obtained knowledge of such facts of the claim in question, it being provided that the failure by the Purchaser to deliver a Claim Notice within such period shall have no consequence on its ability to make a claim, provided that if the Seller suffers Damages as a result of such failure, the liability of the Seller to the Purchaser hereunder will be reduced by the amount of such Damage.

10.10.2                Any Claim Notice shall specify in reasonable detail the matter which gives rise to the claim, the legal basis of the claim, the evidence on which the Purchaser relies (including where the claim is the result of or in connection with a Third Party Claim, evidence of such Third Party Claim and copies of any formal notice, request, complaint or other reasonable documentation in connection with such Third Party Claim), and the amount claimed in respect thereof (to the extent such amount can be determined or estimated) setting forth, in reasonable detail, the Purchaser’s calculation of the Damages suffered or expected to be suffered (to the extent such amount can be determined or estimated).

10.10.3                Any Claim Notice shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be withdrawn twelve (12) months after the relevant time limit set out in Article

10.4 with respect to a claim of such nature or, where such Claim Notice results from a Third Party Claim, twelve (12) months after the determination of the amount of Damages suffered in connection with such Third Party Claim, unless at such time arbitration proceedings with respect to it have been commenced against the Seller.

10.10.4                The Purchaser shall and shall use its best endeavors to procure that the Target Entities shall allow the Seller and its advisors to investigate the matter or circumstance alleged to have given rise to such claim, and whether and to what extent any amount is payable with respect to such claim, it being understood and agreed that any such investigation shall in no event constitute an acknowledgement by the Seller of the validity of such claim; and give, for the purpose of such investigation all such information and assistance, all to the extent reasonably related to the matter of the claim in question and as the Seller or its advisors may reasonably request, and subject to appropriate arrangements being made to maintain commercial confidentiality and privilege.

10.11                          Third Party Claims

10.11.1                In the event a claim for Damages under this Article 10 is a result of, or is made in connection with, a third-party claim or in the event of any proceeding, investigation, audit, or claim by a third-party, including any Tax Proceeding, that may give rise to a claim for Damages under this Article 10 (each a “Third Party Claim”), then the Parties agree that the following provisions shall apply.

10.11.2                At the option and upon the written request of the Seller (it being understood and agreed that any such decision by the Seller shall constitute an acknowledgement by the Seller of its liability in relation to the corresponding matter without prejudice however of any other provisions of this Agreement), the Purchaser shall permit the Seller to conduct the defense of any Third Party Claim (which shall, as the case may be, include any litigation or proceeding resulting therefrom), notably by acting, and procuring that the Target Entities act, as per the Seller’s instructions as far as the defense of such Third Party Claim is concerned (including instructing such professional or legal counsel as the Seller may nominate to act on behalf of the Purchaser or any Target Entity concerned, but always in accordance with the Seller’s instructions). If the Seller so decides to conduct the defense of any Third Party Claim, the Seller shall act in a diligent manner for the defense of such Third Party Claim in the best interest of the Target Entities and the Seller shall keep the Purchaser informed of the progress of any such Third Party Claim and its defense and shall with reasonable promptness provide the Purchaser with copies of all material notices, written communications and filings (including court papers) issued by or on behalf of any of the parties to the Third Party Claim. Upon request of the Purchaser, the Purchaser shall have the right to participate in such defense, including attending meetings in connection with the Third Party Claim, with the legal counsel of its choice, in an advisory capacity only and at its own expense, and in such event the Seller shall afford the Purchaser and its legal counsel a fair opportunity to advise and make recommendations on such defense and the content of all material notices, written communications and filings (including court papers). The Seller, in the defense of such Third Party Claim, shall not make any admission of liability, withdraw from any proceedings, consent to any judgment (including by omitting to exercise a right of appeal (voie de recours)), nor enter into any compromise or settlement without the consent of the Purchaser (which shall not be unreasonably withheld, conditioned or delayed).

10.11.3                If the Seller has not elected to conduct the defense of a Third Party Claim in accordance with Article 10.11.2, the Purchaser shall, and shall use its best endeavors to procure that the Target Entities, resist such Third Party Claim in a diligent manner. In such case, the Purchaser shall, or shall use its best endeavors to procure that the Target Entities shall, keep the Seller informed of the progress of any such Third Party Claim and its defense and shall with reasonable promptness provide the Seller with copies of all material notices, written communications and filings (including court papers) issued by or on behalf of any of the parties to the Third Party Claim, and, upon request of the Seller, the Seller shall have the right to participate in such defense, including attending meetings in connection with the Third Party Claim, with legal counsel of its choice, in an advisory capacity only and at its own expense, and in such event the Purchaser shall, or shall procure that the Target Entities shall, afford the Seller and its legal counsel a fair opportunity to advise and make recommendations on such defense and the content of all material notices, written communications and filings (including court papers).

10.11.4                Whether or not the Seller has conducted the defense of any given Third Party Claim, the Purchaser shall not, and shall use its best endeavors to procure that the Target Entities shall not, make any admission of liability, withdraw from any proceedings, consent to any judgment (including by omitting to exercise a right of appeal (voie de recours)), nor enter into any settlement or compromise, without the consent of the Seller (which shall not be unreasonably withheld, conditioned or delayed, having due consideration for the interest of the Target Entities). If the Seller objects to the settlement of the Tax Proceeding proposed by the Purchaser, and that, as a consequence, the final amount of the corresponding loss exceeds the amount proposed as part of the settlement, the Seller will be liable for the amount of such loss, including the difference with the amount proposed as part of the settlement.

10.11.5                In case of any Third Party Claim brought by a Tax Authority, should the Seller wish for any payment deferral allowed by applicable Law to be requested, the Purchaser shall, upon request from the Seller, procure that the Target Entities request such payment deferral and provide the Tax Authority with any guarantees that may be required in connection with such payment deferral. The Seller shall hold the Purchaser or, at the Purchaser’s discretion, any of the Target Entities harmless for any and all reasonable costs incurred by the Purchaser or the relevant Target Entity in giving any guarantee that may be required by the Tax Authority to obtain such payment deferral and provided further that (i) the Seller shall pay and reimburse such costs to the Purchaser or the relevant Target Entity at the time they are incurred, and that (ii) the Purchaser shall reimburse promptly to the Seller any amount obtained from the Tax Authority in connection with the costs of the payment deferral request.

10.12                          Effect of failure

Any failure to comply with any provision of Article 10.10 or 10.11 with respect to any given matter or claim shall deprive the Purchaser of its right to claim Damages under Article 10 to the extent of the additional Damages resulting from such failure.

10.13                          Recovery

10.13.1                If the Purchaser, any of its Affiliates or any Target Entity is entitled to recover (whether by payment, discount, credit, relief or otherwise) from a third party a sum directly related to any claim made under Article 10, then the Purchaser shall, promptly after becoming aware of any such potential recovery, procure that (i) all reasonable steps are taken to enforce such recovery (including by initiating and pursuing court or arbitration proceedings and exercising all available rights of appeal or challenge (voies de recours)), (ii) no compromise or settlement in relation to any such recovery claim is entered into without the Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed, having due consideration for the interest of the Target Entities) and (iii) the Seller is kept informed of the progress of such recovery and proceedings and discussions in relation thereto. Such potential recovery shall not affect the right of the Purchaser to deliver a Claim Notice with respect to such claim, and should such Claim Notice be given within the time limit specified in Article 10.4, such claim (if valid) shall accrue against and be recoverable from the Seller subject to the limitations provided for in Article 10, but only once such recovery has been finally determined.

10.13.2                If, after the Seller has paid any amount under this Article 10, (i) the availability of any other deduction referred to in Article 10.2 in relation to any claim of the Purchaser pursuant to this Article 10 is determined, or (ii) the Purchaser, any of its Affiliates or any Target Entity recovers any amount (whether by payment, discount, credit, relief or otherwise) which is directly related to any claim of the Purchaser pursuant to this Article 10, then the Purchaser shall promptly notify the Seller of such fact and shall repay to the Seller an amount equal to the aggregate amount that the Seller would not have had to pay pursuant to this Article 10 had such determination or recovery been made at the time of or prior to such payment and taken into account in determining the amount payable by the Seller.

10.14                          Double claims

The Purchaser shall not be entitled to be indemnified by the Seller under this Agreement more than once with respect to the same Damages suffered.

10.15                          Payment

The payment of any sum due by the Seller to the Purchaser for any claim under Article 10 shall be made within thirty (30) Business Days of the date when the amount of the Damages payable by the Seller shall have been determined pursuant to either an amicable settlement between the Purchaser and the Seller or an enforceable decision of a court or arbitration tribunal of competent jurisdiction (décision exécutoire), provided that if such enforceable decision is subsequently revoked, nullified, overturned, reversed, set aside or varied, the Purchaser shall repay to the Seller within thirty (30) Business Days thereafter an amount equal to the aggregate amount that the Seller would not have had to pay pursuant to this Agreement (including in relation to other claims than the claim in relation to which such payment has been made) had such decision been rendered at the time of or prior to such payment.

10.16                          Exclusive remedy

Except in the event of fraud (dol), the Purchaser’s rights under this Article 10 shall constitute the Purchaser’s sole remedy with respect to any inaccuracy in any of the Warranties and the Seller shall have no other liability to the Purchaser resulting from such inaccuracy. In particular, the Purchaser irrevocably waives, to the fullest extent permitted by French law, the benefit of any warranties generally available to purchasers under French law, including under articles 1626, 1641 and 1643 of the French Civil Code (Code civil), and undertakes not to request the rescission or annulment of this Agreement except in the event of fraud (dol).

11.                                        SELLER’S INDEMNITIES

The Seller hereby irrevocably and unconditionally undertakes to indemnify and hold the Purchaser harmless against any and all Damages suffered by the Purchaser and any of the Target Entities arising out of or in connection with:

(a)                       the pending litigation proceedings listed in paragraphs 1, 2, 3, 4 and 11 of Schedule 8.11;

(b)                       any Third Party Claim in connection with the transactions and arrangements entered into between (i) any of the Target Entities on the one hand, and (ii) any of the Seller and/or any of its Affiliates on the other hand, in each case, not being entered into at arm’s length terms and/or not corresponding to actual services rendered by the invoicing provider and/or not supported by appropriate documentation (including for the avoidance of doubt, for transfer pricing purposes);

(c)                        any Third Party Claim in connection with the transactions and arrangements entered into among the Target Entities not being entered into at arm’s length terms and/or not corresponding to actual services and/or not supported by appropriate documentation (including for the avoidance of doubt, for transfer pricing purposes); and

(d)                       the fact that any amount in excess of €333,000 is due by or recharged to any Target Entity in connection with the Taxe sur les Bureaux en Ile-de-France regarding the premises operated, leased or otherwise occupied by any Target Entity for the period up to the Completion Date (included) on a prorata temporis basis;

(together, the “Specific Indemnity”).

For the sake of clarity, the Specific Indemnity is provided in addition to the indemnification obligations of the Seller set forth in Article 10. All provisions of Article 10 shall apply mutatis mutandis to the Specific Indemnity, including the financial limitations, but excluding however only the provisions of (i) Article 10.3 and (ii) Article 10.6 (b) and (e), it being expressly agreed that Article 10.8 shall still apply.

For the avoidance of doubt, it is expressly agreed that for the application of provisions of Article 10.5.1(b) and Article 10.5.1(c), any amount due as a Specific Indemnity under the present Article 11 shall be included in the aggregate and cumulative amounts mentioned in Article 10.5.1(b) and Article 10.5.1(c) for the purpose of computing respectively the threshold and the cap.

For the sake of clarity, a Claim Notice is deemed to have already been validly made in connection with the matters referred to in Article 11(a).

Any payment from the Seller under this Article 11 shall be treated as a reduction of the Purchase Price.

12.                                        OTHER COVENANTS

12.1                                 Seller’s Group Insurance Policies

The Purchaser acknowledges and agrees that (i) the Seller’s Group Insurance Policies will automatically cease to cover and benefit the Target Entities and their Employees after the Completion Date, including with respect to any accident, event, occurrence or claim having its origin or generating fact on or preceding the Completion Date (except only for claims reported to the relevant insurers prior to the Completion Date), (ii) neither the Seller nor any of its Affiliates shall be required to maintain any Seller’s Group Insurance Policy for the benefit of any Target Entity or any of its directors, corporate officers or employees after the Completion Date, (iii) the Purchaser and the Target Entities shall bear full responsibility for the subscription of new insurance policies after the Completion Date in substitution for the Seller’s Group Insurance Policies without any recourse against the Seller or under the Seller’s Group Insurance Policies, and (iv) the Purchaser and the Target Entities shall assume the consequences of the Target Entities and their directors, corporate officers and employees no longer benefiting from any insurance coverage under the Seller’s Group Insurance Policies after the Completion Date.

12.2                                 Use of the Trademarks

12.2.1                       As soon as practicable after the Completion Date, and in any event within thirty (30) Business Days after the Completion Date, the Purchaser shall procure that (i) each Target Entity whose corporate name includes any Seller’s Trademark (including LIUF and LIUF Immobilier names) shall change its corporate name so that it does not contain any such Seller’s Trademark or any name, wording or lettering which is likely to be confused with a Seller’s Trademark; (ii) such changes are registered in the relevant public registers; (iii) the Seller is provided with appropriate written evidence of such changes; and (iv) each Target Entity shall transfer, for no consideration, each domain name containing any Seller’s Trademark within its control (if any) to the Seller or any Seller’s Affiliate that the Seller may nominate.

12.2.2                       The Parties shall not, and shall procure that any of their Affiliates shall cease as soon as possible and at the latest three (3) months after Completion, to use or display in any way whatsoever, by means of trade names, domain names, trademarks, logos or otherwise, any of the other Party’s (or their Affiliates’) trading names, logos and trademarks or any name or lettering which is likely to be confused with any such trading names, logos and trademarks (the “Trademarks”). Notwithstanding the foregoing, the Purchaser shall, and shall procure that the Target Entities shall cease, as soon as possible and at the latest six (6) months after Completion, to use recruitment materials bearing any of the Seller’s Trademarks. After the Completion Date, the Parties shall not, and shall procure that any of their Affiliates shall not, represent that any of their Affiliates retains any connection with the other Party or any of its Affiliates, other than those that could result from the Transition Services Agreement for the duration of such Transition Services Agreement.

12.2.3                       Either Party shall indemnify the other Party and its Affiliates and shall hold them harmless against any and all damages, costs, losses or expenses that any of them may incur as a result of any use by the first Party or any of its Affiliates of any of the other Party’s Trademark that is in breach of this Article 12.2.

12.3                                 Assistance and cooperation with respect to Tax matters

The Parties agree that, without limiting any other obligations contained in this Agreement, after the Completion Date, each Party shall provide, and shall procure that its Affiliates provide, upon the reasonable request of the other Party, any information or document which is unavailable to such other Party and which is necessary to the preparation of any Tax Returns which such other Party or any of its Affiliates is responsible for preparing and filing or to prepare any Tax Proceeding. The Party requesting assistance or cooperation shall bear the reasonable expenses of such other Party in complying with such request, to the extent that those expenses are attributable to fees and other costs of unaffiliated third party service providers. The Purchaser, its Affiliates and the Target Entities shall (i) unless such preparation and filing is the responsibility of the Seller, prepare and file any Tax Return of the Target Entities relating to any period on or before the Completion Date within the requisite period and in a manner consistent with past practices of the Target Entities; (ii) upon request of the Seller, deliver to the Seller for its review and comment a copy of such proposed Tax Return not later than ten (10) Business Days after the Seller’s request; and (iii) take into account in good faith any comments the Purchaser may, acting reasonably, consider appropriate within ten (10) Business Days following receipt by the Seller of such Tax Return.

12.4                                 Access to information and records

The Purchaser shall, and shall procure that its Affiliates and the Target Entities shall, allow the Seller or any of its Affiliates, as the Seller may designate, reasonable access during normal business hours to the books, records and documents of the Target Entities, to the extent they relate to the period prior to Completion, including the right to take copies (at the Seller’s expense) and to such employees of the Target Entities as the Seller or its Affiliates may reasonably request, provided, however, that no such access shall unreasonably interfere with the operation by the Target Entities’ of their respective businesses and shall give such assistance to the Seller, as the Seller may reasonably request, in relation to the preparation of the consolidated audited accounts of the Seller and/or any of the Seller’s Affiliates for the years ending on 31 December 2012, 2013, 2014, 2015 and 2016.

12.5                                 Performance of the obligations of the Target Entities

The Purchaser shall cause the Target Entities to perform all liabilities and obligations of the Target Entities existing as of the Closing Date, to the extent the Purchaser is not entitled to indemnification therefor pursuant to Article 10. Without limitation to the foregoing, the Purchaser shall cause the Target Entities to perform all such obligations and liabilities with respect to educational services to be provided to the students enrolled as of Closing.

13.                                        MISCELLANEOUS

13.1                                 Confidentiality

13.1.1                       Subject to Article 13.1.2, the Parties shall treat as strictly confidential any information received or obtained as a result of negotiating, entering into or performing this Agreement which relates to:

(a)                       the negotiations relating to this Agreement;

(b)                       the provisions or subject matter of this Agreement; or

(c)                        in the case of the Seller: the Purchaser or any of its Affiliates; and in the case of the Purchaser: the Seller or any of its Affiliates (until Completion only, with respect to the Target Entities).

13.1.2                       Each Party may disclose information that is confidential pursuant to Article 13.1.1 if and to the extent:

(a)                       such disclosure is required by any applicable Law, any applicable rules of any recognized securities exchange or any Governmental Authority or Order, or any applicable rules or agreements governing the relationship of such Party with its investors in its privately-placed debt securities;

(b)                       such disclosure is required for the purpose of obtaining the satisfaction of the conditions precedent referred to in Article 4.1 or to perform this Agreement;

(c)                        such disclosure is made on a strictly confidential basis to its advisors for the purpose of receiving advice in connection with the Transaction or to its potential sources of financing and co-investors in connection with the Transaction;

(d)                       the information has come into the public domain otherwise than through a breach of this Article by the Party that intends to disclose such information;

(e)                        such disclosure is required to enable it to enforce its rights or remedies under this Agreement;

(f)                         such disclosure is made to any of its directors, corporate officers or employees or to any of the directors, corporate officers or employees of any of its Affiliates to the extent their duties require them to have or use the relevant confidential information (provided that the disclosing Party shall procure that such persons comply with this Article); or

(g)                        the other Party has given its prior written consent to such disclosure,

and provided further that any information disclosed pursuant to Article 13.1.2(a) shall be disclosed only after consultation (as far as legally permitted and reasonably practicable) with the other Party.

13.1.3                       The confidentiality obligation set forth in Article 13.1.1 shall remain in force for a period of two (2) years commencing on the date of this Agreement, and, for the information received or obtained after the Completion Date, for a period of two (2) years after such information have been received or obtained.

13.1.4                       The Parties agree to terminate the Confidentiality Agreement with effect from the Completion Date, subject to Completion taking place, provided, however, that (i) the non-solicit covenant contained in the Confidentiality Agreement shall remain in force until its term provided for in the Confidentiality Agreement, but only in relation to the employees or corporate officers of the Seller or any Affiliate of the Seller (other than any Target Entity) and (ii) as long as this Article and the Confidentiality Agreement both remain in force, in the event of any conflict between them, the provisions of this Article or of the Confidentiality Agreement that impose the stricter confidentiality obligations shall prevail.

13.1.5                       In accordance with the foregoing provisions, the Parties shall consult themselves about the content of any announcement or press release in connection with the execution of this Agreement or the completion of the Transaction and the timing and manner of dispatch of such announcement or press release, and shall use their best endeavors to agree on the terms of any such announcement or press release.

13.2                                 Notices

13.2.1                       All communications and notices required or permitted by this Agreement shall be given in writing, in French or in English and shall be given by hand delivery with an acknowledgement of delivery dated and signed by the recipient, by registered mail with return receipt requested, by bailiff’s notification (“acte extrajudiciaire”), by an established overnight courier providing proof of delivery or by facsimile or e-mail confirmed by a duplicate letter sent by registered mail with return receipt requested or by an established overnight courier providing proof of delivery posted no later than the following Business Day (with return receipt requested or proof of delivery), and are to be addressed as follows, unless and until any Party notifies the other Party in accordance with this Article 13.2 of a change of address:

If to the Seller:

Laureate I BV

Barbara Strozzilan 201, 1083 HN Amsterdam (The Netherlands)

Attn:                             Robert W. ZENTZ

Fax:                                +1 410 843 8891

E-mail:                 Robert.Zentz@laureate.net

If to the Purchaser:

Insignis

14, rue de Prony, 75017 Paris (France)

Attn:                             Dominique Parent / Bertrand Pivin

Fax:                                +33 1 53 65 01 07

E-mail:                 dominique.parent@apax.fr / bertrand.pivin@apax.fr

with a copy to:

Linklaters LLP

25, rue de Marignan, 75008 Paris (France)

Attn:                             Vincent Ponsonnaille

Fax:                                +33 1 43 59 41 96

E-mail:                 vincent.ponsonnaille@linklaters.com

13.2.2                       Any notice given under this Agreement will be deemed to have been received (i) on the date of delivery indicated by the recipient for hand delivery, (ii) on the date of first presentation when given by registered mail with return receipt requested, (iii) on the date of delivery, as indicated by the delivery receipt, when given by an established overnight courier providing proof of delivery or (iv) on the date of expedition of the facsimile or e-mail when given by facsimile or e-mail provided that such facsimile or e-mail has been confirmed by a duplicate letter sent by registered mail with return receipt requested or by an established overnight courier providing proof of delivery posted no later than the following Business Day.

13.3                                 Intuitu personae and assignment

13.3.1                       This Agreement is entered into between the Parties on an intuitu personae basis. Accordingly, neither Party may, without the prior written consent of the other Party, assign or transfer any of its rights or obligations under or arising out of this Agreement.

13.3.2                       Notwithstanding the provisions of the preceding paragraph, the Purchaser shall be entitled to freely:

(a)                       transfer all or part of its rights and obligations under or arising out of this Agreement to any of its Affiliates already existing or to be incorporated for the purpose of the Transaction, provided that such transfer is notified to the Seller no later than ten (10) Business Days prior to the Completion Date and that the Purchaser shall remain jointly and severally (solidairement) liable with such Affiliates for the performance of all of the Purchaser’s obligations under or arising out of this Agreement; and

(b)                       grant security (including by way of pledge or assignment of receivables) over any of its rights under this Agreement to any bank, financial institution and/or any other financing provider lending money or making other financing available to the Purchaser or any of its Affiliates for the purpose of or in connection with the Transaction together with any future refinancing, extension or increase thereof.

13.3.3                       Without prejudice to the above, it is already anticipated and agreed that the Purchaser shall assign on or prior to Completion to a French company to be incorporated by the Purchaser, approximately 5.1% of its rights and obligations in connection with the acquisition of the Shares.

13.4                                 Costs

Except as expressly provided otherwise in this Agreement, the Parties shall each pay their own costs, charges and expenses in relation to the negotiation, preparation, execution and implementation of this Agreement, including filing fees and fees and expenses of attorneys, accountants, financial advisors, lenders or brokers. All transfer Taxes, stamp duties and registration duties and any late-payment interest and/or penalties relating thereto payable in connection with the Transaction shall be borne by the Purchaser.

13.5                                 Entire agreement

This Agreement (together with the other agreements or documents to be entered into or executed pursuant to or in connection with this Agreement) constitutes the entire agreement and understanding between the Parties with respect to its subject matter and replaces and supersedes all prior agreements, arrangements, undertakings or statements regarding such subject matter other than the Confidentiality Agreement.

13.6                                 Amendment - Waiver

No amendment, modification or variation of this Agreement shall be valid or binding unless it is delivered in writing and signed by each of the Parties (or by the Party granting the waiver in the event of a waiver). The failure by any Party to invoke any of its rights under this Agreement in a given situation shall not constitute a waiver of such right and shall not preclude such Party from invoking such right in another situation or from invoking any other of its rights pursuant to this Agreement.

13.7                                 Severability

If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, the legality, validity and enforceability of the remainder of this Agreement shall not be affected. In such a case, the Parties shall negotiate in good faith in order to replace the provision held to be illegal, invalid or unenforceable by a provision that is legal, valid and enforceable that reflects as closely as possible the original intention of the Parties.

14.                                        GOVERNING LAW AND DISPUTE RESOLUTION

14.1                                 Governing law

This Agreement shall be governed by, and construed in all respects in accordance with, French law.

14.2                                 Dispute resolution

Any dispute arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with the said Rules.

The seat of the arbitration shall be Paris, France. The language of the arbitration shall be French, provided that the arbitrators shall accept documentation or witness evidence in English or in French.

Made in Paris, on 15 April 2016, in two (2) originals by:

Laureate I BV	Insignis

/s/ Robert W. Zentz	/s/ Bertrand Pivin

By: Robert W. Zentz	By: Bertrand Pivin
Title: Authorised Signatory	Title: Authorised Signatory